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                           July 22, 2020

       Jacques Stern
       Chief Executive Officer
       Global Blue Group Holding AG
       Z  richstrasse 38
       8306 Br  ttisellen
       Switzerland

                                                        Re: Global Blue Group
Holding AG
                                                            Amendment No. 3 to
Registration Statement on Form F-4
                                                            Filed July 17, 2020
                                                            File No. 333-236581

       Dear Mr. Stern:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 17, 2020 letter.

       Amendment No. 3 to Registration Statement on Form F-4

       Unaudited Pro Forma Condensed Combined Financial Information, page 148

   1. Please revise the basic and diluted pro forma weighted average number of shares outstanding on page 150
to reflect the cashless exchange of Series A Preferred Shares of
                                                        New Global Blue for
ordinary shares of New Global Blue. In this regard, we note that the presentation here is
not consistent with the presentation on page 160.
 Jacques Stern
FirstName
Global BlueLastNameJacques Stern
            Group Holding AG
Comapany
July       NameGlobal Blue Group Holding AG
     22, 2020
July 22,
Page  2 2020 Page 2
FirstName LastName
Global Blue Group AG
Notes to the Consolidated Financial Statements
Note 17. Intangible Assets, page F-51

2. Your disclosures indicate that the cash flow projections used in the impairment analysis
         were based on management   s current view at the time of the analysis.
Please tell us and
         consider disclosing when the most recent goodwill impairment test was performed. Also, revise to specify what consideration, if any, was given to the potential effects of COVID when preparing the cash flow projections used in the goodwill analysis.
3.       We note your response to prior comment 3. Please tell us how you determined the
            headroom    amount and clarify whether    the percentage by which
the recoverable amount
         exceeds the carrying value    is based on the excess recoverable
amount over the carrying
         value of the cash-generating unit (   CGU   ) or the carrying value of
the goodwill. As part
         of your response, please provide us with the carrying value (including goodwill) and recoverable amount for each of the CGUs as of your most recent goodwill impairment test.
4. Please revise to disclose how you considered using a negative revenue growth rate scenario in your sensitivity analysis and whether using a negative growth rate would result in an impairment. In this regard, we refer to your response to prior comment 3.
         Alternatively, consider providing this information in your Critical Accounting Policies.
5.       Your response to prior comment 4 indicates that management considered
the    1,551K
         impairment error to be quantitatively and qualitatively immaterial. Please provide us with a detailed SAB 99 analysis that supports your materiality assessment. You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587
or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202)
551-3447 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Howard A. Kenny, Esq.